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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                        FILER: FIRST STATE BANCORPORATION

                SUBJECT COMPANY: FIRST COMMUNITY INDUSTRIAL BANK,
                     A SUBSIDIARY OF WASHINGTON MUTUAL, INC.

                          COMMISSION FILE NO. 001-14667
                      REGISTRATION STATEMENT NO. 333-91896

[LOGO]                                                              [LETTERHEAD]

                                  NEWS RELEASE

H. Patrick Dee                                           Brian C. Reinhardt
Chief Operating Officer                                  Chief Financial Officer
(505) 241-7102                                           (505) 241-7598


FIRST STATE ISSUES TRUST PREFERRED SECURITIES
---------------------------------------------

         Albuquerque NM--July 3, 2002--First State Bancorporation (NASDAQ:FSNM) today announced it issued approximately $25 million in trust preferred securities in an offering brought by First Tennessee and Keefe, Bruyette & Woods, Inc. on June 26, 2002. First State issued these securities to provide a portion of the cash necessary to fund its proposed acquisition of First Community Industrial Bank. Should the acquisition not be consummated, First State will use the proceeds for working capital and other general corporate purposes, which may include other acquisitions that First State has not yet identified. The trust preferred securities have a final maturity of 30 years and bear interest at an annual rate equal to the three-month LIBOR plus 3.45%. The annual rate of interest on the trust-preferred securities was equal to 5.34% at June 26, 2002. The annual rate is adjusted at each payment date beginning with the first interest payment date of September 26, 2002. Prior to June 26, 2007, the annual rate will not exceed 11.95%.

         First State Bancorporation is the only publicly traded New Mexico based commercial bank holding company. First State provides services to customers from a total of 21 locations in Albuquerque, Taos, Rio Rancho, Santa Fe, Los Lunas, Bernalillo, Placitas, Questa, Belen, Moriarty, and Pojoaque, New Mexico. On Tuesday, July 2, 2002, First State's common stock (FSNM) closed at $25.25.

         Forward Looking Statements: This press release contains forward-looking statements. Statements that are forward-looking are not historical facts, and involve risks and uncertainties that could cause First State's results to differ materially from those in any forward-looking statements. These risks include the effect changes in economic conditions may have on overall loan quality, changes in net interest margin due to changes in interest rates, possible loss of key personnel, need for additional capital should First State experience faster than anticipated growth, factors which could affect First State's ability to implement its strategy, changes in regulations and governmental policies, and the risks described in First State's Securities and Exchange Commission filings. First State is under no obligation to update any forward-looking statements.

         First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.

         In connection with the acquisition of First Community Industrial Bank, First State Bancorporation also plans to issue equity securities and will file relevant materials with the U.S. Securities and Exchange Commission (the "Commission"), including a registration statement on Form S-3 (No. 333-91896) that contains a prospectus. Investors and security holders are advised to read the prospectus because it contains important information. Investors and security holders may obtain a free copy of the prospectus and other documents filed by First State Bancorporation with the Commission at the Commission's web site at http://www.sec.gov.

         Free copies of First State Bancorporation's filings may be obtained by directing a request to: First State Bancorporation, Attention: Chief Financial Officer, 7900 Jefferson, NE, Albuquerque, NM 87109, (505) 241-7598.